                                                                    EXHIBIT 99.1


AGCO FINANCE LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000
TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Managing Board of
AGCO Finance LLC:

We have audited the accompanying balance sheets of AGCO Finance LLC as of December 31, 2001 and 2000, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of AGCO Finance LLC as of December 31, 2000 were audited by other auditors whose report dated January 26, 2001 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AGCO Finance LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 2, in 2001 the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and recorded the fair market value of its outstanding derivative positions on its balance sheet with a corresponding charge to other comprehensive income.


                                             /s/ Arthur Andersen LLP


Philadelphia, Pennsylvania
January 21, 2002

                AGCO FINANCE LLC

                TABLE OF CONTENTS

                BALANCE SHEETS
                  As of December 31, 2001 and 2000................. 1

                STATEMENTS OF OPERATIONS
                  For the years ended December 31, 2001 and 2000... 2

                STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                  For the years ended December 31, 2001 and 2000... 3

                STATEMENTS OF CASH FLOWS
                  For the years ended December 31, 2001 and 2000... 4

                NOTES TO FINANCIAL STATEMENTS
                  As of December 31, 2001.......................... 5

                                AGCO FINANCE LLC

                                BALANCE SHEETS
                                AS OF DECEMBER 31, 2001 AND 2000

                                 (in thousands)

                                                                            2001              2000
                                                                         ----------        ----------
                  ASSETS
                  Finance receivables, net (Note 4)                      $ 653,560         $ 646,684
                  Wholesale notes receivable (Note 5)                       11,593            48,365
                  Crop input receivables (Note 6)                            7,738            15,256
                                                                         ---------         ---------
                  Total receivables                                        672,891           710,305
                  Allowance for credit losses (Note 7)                     (17,144)          (17,046)
                                                                         ---------         ---------
                  Net receivables                                          655,747           693,259
                  Cash and cash equivalents                                  4,415             5,693
                  Due from AGCO Corporation                                  4,338             3,735
                  Due from affiliates                                        1,746             2,550
                  Prepaid expenses and other assets                          2,263             2,460
                                                                         ---------         ---------
                          TOTAL ASSETS                                   $ 668,509         $ 707,697
                                                                         =========         =========

                  LIABILITIES AND MEMBERS' EQUITY
                  LIABILITIES:
                  Notes payable and accrued interest (Note 8)            $ 577,719         $ 610,259
                  Accounts payable and accrued liabilities                   8,482            10,872
                  Dealer and manufacturers reserves                          8,969             9,321
                  Interest rate swaps at fair value (Note 2)                16,686                --
                                                                         ---------         ---------
                  Total liabilities                                        611,856           630,452
                                                                         ---------         ---------
                  CONTINGENCIES (NOTE 11)
                  MEMBERS' EQUITY:
                  Common stock                                              46,843            46,843
                  Accumulated other comprehensive loss                     (16,686)               --
                  Retained earnings                                         26,496            30,402
                                                                         ---------         ---------
                  Total members' equity                                     56,653            77,245
                                                                         ---------         ---------

                  TOTAL LIABILITIES AND MEMBERS' EQUITY                  $ 668,509         $ 707,697
                                                                         =========         =========

   The accompanying notes are an integral part of these financial statements.

                                AGCO FINANCE LLC

                                STATEMENTS OF OPERATIONS
                                FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                    (in thousands)

                                                                            2001              2000
                                                                         ----------        ----------
                  Interest Income:
                     Finance and other receivables                       $  52,161         $  59,115
                     Incentive reimbursements from AGCO Corporation
                     (Note 3)                                               17,917            19,595
                     Short-term investments and trading securities           2,651             1,646
                                                                         ----------        ----------
                  Total interest income                                     72,729            80,356
                  Interest expense                                          37,964            42,466
                  Dealer volume bonus                                          639             1,117
                                                                         ----------        ----------
                  Net margin                                                34,126            36,773
                  Provision for credit losses (Note 6)                       4,074             4,564
                                                                         ----------        ----------
                  Net margin after provision for credit losses              30,052            32,209
                  General and administrative expense (Note 3)               13,958            15,928
                                                                         ----------        ----------
                  Net income                                             $  16,094         $  16,281
                                                                         =========         =========

   The accompanying notes are an integral part of these financial statements.

                                AGCO FINANCE LLC

                                STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                 (in thousands)

                                                                        ACCUMULATED
                                                                           OTHER
                                       MEMBERS'         RETAINED       COMPREHENSIVE
                                       EQUITY           EARNINGS           LOSS             TOTAL
                                       --------         --------       -------------      ---------
Balance at December 31, 1999           $ 46,843         $ 30,121         $     --         $ 76,964
   Net income                                --           16,281               --           16,281
   Dividend                                  --          (16,000)              --          (16,000)
                                       --------         --------         --------         --------
Balance at December 31, 2000             46,843           30,402               --           77,245
   Comprehensive loss:
     Net income                              --           16,094               --           16,094
     Accumulated other
     comprehensive loss                      --               --          (16,686)         (16,686)
                                       --------         --------         --------         --------
   Total comprehensive loss:                                                                  (592)
     Dividend                                --          (20,000)              --          (20,000)
                                       --------         --------         --------         --------
Balance at December 31, 2001           $ 46,843         $ 26,496         $(16,686)        $ 56,653
                                       ========         ========         ========         ========

   The accompanying notes are an integral part of these financial statements.

                                AGCO FINANCE LLC

                                STATEMENTS OF CASH FLOWS
                                FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                 (in thousands)

                                                                                  2001         2000
                                                                               ----------   ----------
                  Cash flows from operating activities:
                     Net income                                                $  16,094    $  16,281
                     Adjustments to reconcile net income to net cash
                     provided by operating activities-
                       Depreciation and amortization                                  --          283
                       Provision for credit losses                                 4,074        4,564
                       Changes in:
                         Due from AGCO Corporation                                  (603)      (1,453)
                         Due from affiliates                                         804          729
                         Prepaid expenses and other assets                           197         (954)
                         Dealer and manufacturers reserves                          (352)        (554)
                         Accrued interest payable                                    114       (1,983)
                         Accounts payable and accrued liabilities                 (2,390)        (421)
                                                                               ----------   ----------
                  Net cash provided by operating activities                       17,938       16,492
                                                                               ----------   ----------
                  Cash flows from investing activities:
                     Purchase of property, plant, and equipment                       --         (177)
                     Proceeds from sale of property, plant, and equipment             --        1,809
                     Finance receivables, wholesale notes, and crop
                     input receivables originated                               (435,541)    (449,442)
                     Principal collected on finance receivables,
                     wholesale notes, and crop input receivables                 468,979      567,965
                                                                               ----------   ----------
                  Net cash provided by investing activities                       33,438      120,155
                                                                               ----------   ----------
                  Cash flows from financing activities:
                     Proceeds from issuance of notes payable                      64,647       32,535
                     Principal payments on notes payable                         (97,301)    (154,016)
                     Dividend paid                                               (20,000)     (16,000)
                                                                               ----------   ----------
                  Net cash used in financing activities                          (52,654)    (137,481)
                                                                               ----------   ----------
                  Decrease in cash and cash equivalents                           (1,278)        (834)
                  Cash and cash equivalents at beginning of year                   5,693        6,527
                                                                               ----------   ----------
                  Cash and cash equivalents at end of year                     $   4,415    $   5,693
                                                                               =========    =========

                   Supplemental disclosures of cash flow information:
                      Cash paid for interest                                   $  37,850    $  43,641
                                                                               =========    =========

   The accompanying notes are an integral part of these financial statements.

                                AGCO FINANCE LLC


                                NOTES TO FINANCIAL STATEMENTS
                                AS OF DECEMBER 31, 2001

1.       ORGANIZATION AND NATURE OF BUSINESS:

BUSINESS

The financial statements include the accounts of AGCO Finance LLC (the Company), a limited liability corporation, formerly known as Agricredit Acceptance LLC. The Company's primary businesses are retail financing of agricultural and industrial equipment, wholesale financing of agricultural equipment, and crop input financing throughout the United States. The Company is a joint venture owned 51 percent by De Lage Landen Finance, Inc. (DLL), a wholly owned subsidiary of Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) and owned 49 percent by AGCO Finance Corporation (AGCO Finance), a wholly owned subsidiary of AGCO Corporation (AGCO).

The Company restructured its business, assets and operations as of July 1, 2000, selling its property, plant, and equipment at net book value to a new company, also known as Agricredit Acceptance LLC (Agricredit), which is a wholly owned subsidiary of DLL. On July 1, 2000, Agricredit also hired substantially all employees of the Company. The Company then entered into a servicing agreement with Agricredit to provide substantially all general and administrative services to the Company (see Note 3). The transaction was accounted for like a pooling of interests.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

These financial statements are presented in conformity with accounting principles generally accepted in the United States of America and are denominated in American dollars.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimate made by management relates to the Company's allowance for credit losses.

FINANCE RECEIVABLES

The Company records direct finance leases on its balance sheet at the aggregate future minimum lease payments due under each lease plus the estimated residual value of the leased equipment less unearned income. At lease inception, unearned income represents the aggregate future minimum lease payments under the contract plus the estimated residual value less the cost of the equipment. The terms of these finance receivables range from one to seven years.

INTEREST AND FINANCE FEES

Interest income from finance receivables, wholesale notes receivable, and crop input receivables is recognized using the effective interest method. Late charges are credited to income when received. Accrual of interest and finance fees is suspended when collection is deemed doubtful. Income is recognized on a cash basis after a receivable is put on nonaccrual status.

ORIGINATION COSTS

Origination fees are not charged on finance receivables. Direct costs incurred in the origination of finance receivables are deferred and amortized to income over the estimated term of the finance receivables on a straight-line basis, which does not differ materially from the effective interest method. Direct costs of originating wholesale notes receivable and crop input receivables are expensed as incurred, as such costs are not significant.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents for financial reporting purposes include cash and short-term investments with maturities at purchase of three months or less.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is management's estimate of the amount considered adequate to cover inherent losses in the portfolio based on management's evaluation of the current risk characteristics of the receivable portfolio, the fair value of the underlying collateral and prior credit loss experience, as well as the impact of current economic conditions. A provision for credit losses is charged to operations based on management's periodic evaluation of these risks. In the opinion of management, the allowance for credit losses is adequate.

The Company's charge-off policy is based on a specific review for all receivables. Certain receivables are secured by recourse agreements with dealers and manufacturers.

DEALER AND MANUFACTURERS RESERVES

Under certain recourse agreements with dealers and manufacturers, the Company retains a portion of proceeds of equipment financing transactions. The amounts retained are used to absorb specific losses on the related finance receivables and any unused portion of the reserve is ultimately refundable to the dealer or manufacturer. The total amount retained is limited to a percentage of the outstanding portfolio and the Company pays interest to the dealer and manufacturer at the prime interest rate on amounts retained.

DERIVATIVE FINANCIAL INSTRUMENTS

The company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133," on January 1, 2001.

The company recognizes all derivatives on the balance sheet at fair value. On the date the derivative instrument is entered into, the company generally designates the derivative as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a cash flow hedge are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged item affects earnings. The portion of the change in fair value of a derivative associated with hedge ineffectiveness or the component of a derivative instrument excluded from the assessment of hedge effectiveness is recorded currently in earnings. Also, changes in the entire fair value of a derivative that is not designated as a hedge are recorded immediately in earnings. The company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes relating all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

The company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the company will discontinue hedge accounting prospectively.

The Company utilizes interest rate swaps as part of an overall interest rate risk management strategy. Interest rate swaps are used principally as a tool to manage the interest sensitivity of the Company's balance sheet. The contracts represent an exchange of interest payment streams based on an agreed-upon notional principal amount with at least one stream based on a specified floating-rate index. The underlying principal balances of the asset or liabilities are not affected. Net settlement amounts are reported as adjustments to interest income or expense, as appropriate.

Interest rate swaps are subject to credit and market risk. The Company evaluates the risks associated with interest rate swaps in much the same way it evaluates the risks associated with on-balance sheet financial instruments. However, unlike on-balance sheet financial instruments, where the risk of credit loss is represented by the notional value or principal, the risk of credit loss associated with interest rate swaps is generally a small fraction of the notional value. The Company attempts to limit its credit risk by dealing with creditworthy counterparties. Companies under common control are the counterparties for all of the Company's interest rate swap agreements.

Changes in the fair value of derivatives qualifying as cash flow hedges are reported in accumulated other comprehensive income. The amount of the adjustment recorded in accumulated other comprehensive income as a result of recognizing all derivatives that are designated as cash flow hedging instruments at fair value amounted to a net loss of $16,686,000. The gains and losses are reclassified into earnings as the underlying hedged item affects earnings. It is expected that $9,064,000 of net losses in accumulated other comprehensive income will be reclassified into earnings within the next twelve months.

Interest rate swaps which are not hedges of specific assets, liabilities, or commitments are accounted for as trading securities. Interest rate swaps accounted for as trading securities are carried at fair value with the changes in market value reflected in the income statement.

INCOME TAXES

No tax provision is provided for the Company as the entity is a limited liability corporation whose members are required to include their respective share of profits and losses in their individual income tax returns.

3.       TRANSACTIONS WITH AGCO AND AFFILIATES:

The accompanying statements of operations reflect interest income from AGCO for incentive reimbursements related to finance and wholesale receivables with below-market interest rates or interest-waiver periods, which totaled $17,917,000 and $19,595,000 for the years ended December 31, 2001 and 2000, respectively.

In connection with the origination of certain receivables, the Company pays AGCO directly for the underlying equipment being financed. Such payments for the years ended December 31, 2001 and 2000, totaled $134,132,000 and $141,342,000, respectively, net of discounts.

All amounts due to or from AGCO related to the above transactions are separately stated in the accompanying balance sheets and are generally settled between the Company and AGCO on a current basis. The Company has an agreement to provide management services to a DLL-affiliated company. The agreement provides for a management fee based upon the affiliated Company's number of contracts and dollar amount of receivables outstanding. The fees paid to the Company by the affiliated company totaled $2,156,000 and $2,321,000 for the years ended December 31, 2001 and 2000, respectively. The fees received have been offset against general and administrative expense in the statements of operations. See
Note 8 also for affiliated notes payable, interest rate swap agreements, and related interest expense.

For the years ended December 31, 2001 and 2000, the Company paid Agricredit a servicing agreement (see Note 1) fee based on the costs incurred, as defined in the Servicing Agreement, which totaled $13,469,000 and $8,200,000, respectively, and is included in general and administrative expense in the accompanying statements of operations. The servicing fee for calendar year 2002 has been determined to be $12,660,000.

In 2001, the Company sold approximately $9,000,000 of its wholesale portfolio to AGCO, which represented the net carrying amount. Accordingly, no gain or loss was recognized on the sale.

4.       FINANCE RECEIVABLES:

Finance receivables consist of the following at December 31, 2001 and 2000 (in thousands):

                                         2001         2000
                                      ----------   ----------
Retail notes                          $ 558,392    $ 533,950

Direct finance leases                   208,255      234,768
                                      ----------   ----------
                                        766,647      768,718
Unearned interest and discounts        (113,087)    (122,034)
                                      ----------   ----------
                                      $ 653,560    $ 646,684
                                      =========    =========

Interest rates on retail notes and direct finance leases including affiliated discounts ranged from 7 percent to 13 percent with a weighted-average rate of
8.85 percent at December 31, 2001.

At December 31, 2001 and 2000, finance receivables, net of related unearned interest and discounts, totaling $14,597,000 and $15,099,000, respectively, were contractually delinquent greater than 120 days. The accrual of interest and finance fees was suspended on receivables totaling $16,531,000 and $14,920,000, at December 31, 2001 and 2000, respectively.

At December 31, 2001, contractual maturities of gross finance receivables are as follows (in thousands):

2002                                                                       $260,735
2003                                                                        209,865
2004                                                                        148,259
2005                                                                         91,761
2006                                                                         45,392
Thereafter                                                                   10,635
                                                                           --------
                                                                           $766,647
                                                                           ========

The Company provides financing for agricultural and industrial equipment to customers throughout the United States; the receivables are secured by the equipment financed and additional property if considered necessary by management. Although the Company has a diversified receivable portfolio, a substantial portion of its debtors' ability to repay their borrowings is dependent upon the agricultural business economic sector. In addition, at December 31, 2001 and 2000, approximately 82.8 percent and 80.0 percent, respectively, of the net finance receivables relate to the financing of products sold by AGCO dealers and distributors.

Concentrations of gross finance receivables by type of equipment financed at December 31, 2001 and 2000, are as follows (in thousands):

                                                   2001       2000
                                                 --------   --------
Tractor                                          $343,623   $338,216
Combine                                           164,473    184,844
Industrial                                         19,676     22,957
Forestry                                           30,186     31,102
Other                                             208,689    191,599
                                                 --------   --------
                                                 $766,647   $768,718
                                                 ========   ========

5.       WHOLESALE NOTES RECEIVABLE:

Agreements have been entered into with certain manufacturers of agricultural and industrial equipment to provide financing for the manufacturers' qualified distributors and dealers. These wholesale notes receivable are generally for terms of less than one year with interest at the prime rate plus 1.0 percent to
3.0 percent, secured by both the underlying equipment and a manufacturers' reserve, and contain certain recourse provisions back to the manufacturers.

6.       CROP INPUT RECEIVABLES:

Agreements have been entered into with certain distributors of crop protection products, fertilizer, and seed to provide financing for their customers (the producers). The financing is offered in a discretionary operating line of credit to be utilized by the producers to fund agricultural operating expenses associated with crop production (crop input receivables). These crop input receivables generally have a maturity of one year or less, with variable interest rates at the prime rate plus .25 percent to 3.0 percent. The crop input receivables are collateralized by obtaining a first security interest in all crops, government payments and crop insurance. Additional collateral is obtained if considered necessary by management. The Company is indemnified for certain loans that are with full recourse back to the distributor which has sole responsibility for all collection activity and associated costs.

7.       ALLOWANCE FOR CREDIT LOSSES:

The following is a summary of the activity in the allowance for credit losses on finance and other receivables for the years ended December 31, 2001 and 2000 (in thousands):

                                               2001        2000
                                             --------    --------
Balance at beginning of year                 $ 17,046    $ 16,055
Provision for credit losses                     4,074       4,564
Charge-offs                                    (5,439)     (6,688)
Recoveries                                      1,463       3,115
                                             --------    --------
BALANCE AT END OF YEAR                       $ 17,144    $ 17,046
                                             ========    ========

8.       NOTES PAYABLE:

Under a revolving credit agreement (the Credit Agreement) with Rabobank Nederland, the parent of DLL, dated June 30, 2000, the Company can borrow a maximum of $1,500,000,000. The commitment under the Credit Agreement is reduced by 105 percent of the outstanding borrowings of an affiliate, Agco Finance Canada, Ltd., up to $100,000,000 Canadian dollars. The notes funded under the Credit Agreement at December 31, 2001 have maturities ranging from 25 to 30 days. The interest rate on the notes is established, subject to the terms of the note, at the lender's base lending rate (based on LIBOR) plus 10 basis points. Interest rates on the notes payable outstanding at December 31, 2001 ranged from
1.91 percent to 2.03 percent with a weighted-average interest rate of 2.02 percent. The Credit Agreement contains certain financial covenants that the Company must maintain, including minimum specified net worth and borrowing base requirements. As of December 31, 2001 and 2000, $655,932,000 and $693,472,000,
respectively, was outstanding under the Credit Agreement and unused commitment was $799,546,000 and $769,096,000, respectively, reduced for the borrowings of Agco Finance Canada Ltd.

Of the total outstanding borrowings at December 31, 2001, $655,932,000 was funded by De Lage Landen Ireland Company (DLL Ireland). The Credit Agreement was amended and restated as of June 30, 2000 and subsequently expired on July 31, 2000; however, the Credit Agreement allows for automatic extension for additional 30-day periods unless Rabobank Nederland in its sole discretion elects not to grant such extension. The notes payable under the amended and restated Credit Agreement are secured by the finance receivables, wholesale notes receivable, and crop input receivables.

In December 1999, the Company entered into a Deposit Agreement with DLL Ireland. Under the terms of the Deposit Agreement, DLL Ireland has agreed to advance monies under the Credit Agreement to the Company provided such proceeds are deposited with DLL Ireland. The amount of borrowing outstanding and the related deposit at December 31, 2001 totaled $86,932,000. Right of offset exists under the Deposit Agreement; therefore, these amounts are not reflected in the Company's balance sheet. During 2001, the deposit account bore a weighted-average fixed interest rate of 6.31 percent. The interest rate on the borrowings is adjusted monthly and was 2.03 percent at December 31, 2001. The net effect of the interest received and paid for 2001 and 2000 was $(2,404,000) and $(875,000), respectively. The deposit and the related borrowings will be reduced in annual amounts ranging from $8,000,000 to $11,500,000 in August of each year for the next 9 years.

The Company has entered into interest rate swap agreements with DLL Ireland on portions of its short-term borrowings. The swap agreements require the payment of fixed rates and receipt of floating rates of interest based on LIBOR. The Company enters into the swap agreements in order to more closely match the interest rates and maturities of the borrowings to those of the receivables being funded. At December 31, 2001, the total notional principal amounts of the agreements were $605,000,000 paying fixed rates ranging from 3.14 percent to
7.53 percent and with notional principal amounts of $277,000,000, $211,500,000, $111,000,000 and $5,500,000, terminating in 2002, 2003, 2004 and 2005, respectively. For the years ended December 31, 2001 and 2000, the swaps increased (reduced) the Company's interest expense by $12,557,000 and $(2,283,000), respectively.

The following is a summary of aggregate annual maturities of notes payable and accrued interest payable on notes payable and interest rate swap agreements at December 31, 2001 (in thousands):

Notes payable in 2001                                                         $655,932
Accrued net interest payable on notes payable and interest rate swap
agreements                                                                         367
                                                                              --------
                                                                              $656,299
                                                                              ========

9.       FAIR VALUE OF FINANCIAL INSTRUMENTS:

In determining the estimated fair values of the Company's financial instruments, the estimates, methods, and assumptions utilized are as follows:

Cash and cash equivalents - The carrying amount for cash and cash equivalents approximates the fair value because of the short-term nature of the instruments.

Finance receivables - The fair value of finance receivables is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the portfolio. The estimated maturity is based on historical experience with repayments, modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming finance receivables is considered in assessing the credit risk inherent in the fair value estimate. At December 31, 2001, the Company estimated the fair value of its net finance receivable portfolio to be approximately $670,902,000.

Wholesale notes receivable, crop input receivables, and dealer reserves - The carrying amount for wholesale notes receivable, crop input receivables, and dealer reserves approximates fair value as interest on the obligations is at a variable rate and due to the short-term nature of the instruments.

Notes payable - Rates currently available for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. At December 31, 2001, the Company estimated the fair value of notes payable (including accrued interest) to be approximately $655,218,000.

Interest rate swaps - The estimated fair value of the Company's interest rate swap agreements related to notes payable, and the depository account was at an unrealized loss of approximately $16,686,000 at December 31, 2001.

LIMITATIONS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Because no market information exists for a significant portion on the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


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10.      EMPLOYEE BENEFIT PLAN:

The Company sponsors a defined contribution savings plan for its eligible employees. Under the plan, employees can contribute 2 percent to 12 percent of their base pay and the Company will contribute up to 3 percent if the employee contributed at least 3 percent. The Company contributions vest immediately to the employee. In addition, the plan has a profit-sharing component whereby the Company can contribute from 0 percent to 3 percent of the employee's base salary based on established profitability criteria for the Company. For the years ended December 31, 2001 and 2000, the expense under the plan was $64,000 and $199,000, respectively.

11.      CONTINGENCIES:

The Company is involved in various claims and legal actions arising in the ordinary course of business. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management that the ultimate resolution will not have a material impact on the balance sheet or results of operations of the Company.


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